UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AgriVest Americas, inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

00855T102
(CUSIP Number)

Harald Ellefsen Havanti AS
Gustavs Gate 1, 0351
Oslo, Norway
+47 91691643
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00855T102

1	name of reporting person
i.r.s. identification no. of above person (entities only)

Havanti AS

N/A
2	check the appropriate box if a member of a group* N/A
(A) ☐
(B) ☐
3	sec use only
4	source of funds*

OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	citizenship or place of organization

Norway

number of shares beneficially owned by each reporting person with	7	sole voting power
35,125,000 shares
	8	shared voting power 0 shares

	9	sole dispositive power
35,125,000 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
35,125,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

51.0%
14	type of reporting person*

CO

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CUSIP No. 00855T102

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of AgriVest Americas, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11754 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by Havanti AS, a company incorporated under the laws of Norway, whose registration number in the Norwegian Company Registry is 980 484 912 (“Havanti”). The sole director, executive officer and controlling person of Havanti is Harald Ellefsen, who serves as its Chairman.

(b) Havanti’s and Mr. Ellefsen’s principal business address is Gustavs Gate 1, 0351 Oslo, Norway.

(c) Mr. Ellefsen is a citizen of Norway.

(d) During the past five years, neither Havanti nor Mr. Ellefsen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Havanti nor Mr. Ellefsen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (c) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used to purchase the securities reported herein was the working capital of Havanti. The aggregate purchase price used to purchase the shares of Common Stock of the Issuer was $200,000.00.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 19, 2015, Havanti and the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which Havanti acquired 35,125,000 shares of Common Stock of the Issuer (the “Purchased Shares”) for an aggregate purchase price of $200,000.00. Immediately prior to the consummation of the sale of the Purchased Shares to Havanti, the Company was a shell company with no operating business. As a result of the sale of the Purchased Shares, Havanti has acquired effective control of the Issuer. It is the intention of Havanti to establish the Company as a provider of a digital currency, or crypto currency, and for the Issuer to engage as a peer-to-peer lender using such crypto currency. The Issuer intends to enter such markets by seeking and acquiring or merging with one or more established companies in such industry. Any such acquisition or merger may involve the issuance of additional shares of Common Stock.

Havanti is holding its shares of Common Stock for investment purposes.  Havanti does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Havanti may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

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CUSIP No. 00855T102

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on November 18, 2015, the Issuer had 68,871,831 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, Havanti has sole power to vote and direct the disposition of 35,125,000 shares of Common Stock, which shares constitute approximately 51.0% of the outstanding shares of the Issuer.  Havanti has not effected any transactions in the Common Stock during the past 60 days, except as described in this Statement.  Havanti has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it owns.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Item 4 of this Schedule 13D, to the best knowledge of Havanti, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Havanti and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Common Stock Purchase Agreement, dated November 19, 2015, by and between the Issuer and Havanti AS.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015	HAVANTI AS

	By:	/s/ Harald Ellefsen
Harald Ellefsen, Chairman

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